April 25, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Engility Corporation

Registration Statement on Form S-4

File No. 333-217383

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Engility Corporation, Engility Holdings, Inc. (“Holdings”) and certain of Holdings’ subsidiaries listed on Schedule I hereto hereby request that the effective date of the Registration Statement on Form S-4 (File No. 333-217383) be accelerated to 4:00 p.m., Eastern time, on Thursday, April 27, 2017, or as soon as practicable thereafter.

Please contact Jay Knight, Esq. at (615) 742-7756 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your continued assistance.

[Signature page immediately follows]

Very truly yours,

Engility Corporation

/s/ Thomas O. Miiller
Thomas O. Miiller
Senior Vice President, General Counsel and Corporate Secretary

Acting on behalf of each of the guarantors set forth below.

Engility Holdings, Inc.	ATAC Services, LLC
Dynamics Research Corporation	Engility LLC
Support Services Organization, LLC	TASC Services Corporation
Texeltek, LLC

cc:	Jay Knight, Esq., Bass, Berry & Sims PLC

[Signature Page to SEC Acceleration Request]

Schedule I

Guarantors

Entity	Jurisdiction
Engility Holdings, Inc.	DE
ATAC Services, LLC	DE
Dynamics Research Corporation	MA
Engility LLC	DE
Support Services Organization, LLC	DE
TASC Services Corporation	DE
Texeltek, LLC	DE